

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2026

Leonard J. Sokolow
Chief Executive Officer
SKYX Platforms Corp.
2855 W. McNab Road
Pompano Beach, Florida 33069

   Re: SKYX Platforms Corp.
     Registration Statement on Form S-3
     Filed January 16, 2026
     File No. 333-292797

Dear Leonard J. Sokolow:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jenny O'Shanick at 202-551-8005 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Jurgita Ashley